MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA,S.A.B. DE C. V.
                                 Final Printing
                                     ANNEX 2


                   COMPLEMENTARY NOTES TO FINANCIAL STATEMENTS

     1. Basis of presentation and consolidation

     Consolidated Financial statements condensates unaudited of the ICA and subsidiaries (ICA or The Company) are prepared in accordance with Mexican Financial Reporting Standards (MFRS or NIF), and accordance with presentation rules from Mexican Stock Change (BMV) set in SIFIC. Certain disclosures to consolidated financial statements condebsates unaudited have been summarized with respect to audited financial statements for the year ended December 31, 2006. Consequently, the reading and analysis of financial statements must be made in combination with annual financial statements.

     MFRS requires that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from these estimates. The Company has implemented control procedures to ensure the correct, timely application of its accounting policies. Although actual results may differ from estimates, management considers that the estimates made and assumptions used were adequate under the circumstances

     Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights or owns less than 50% of such capital stock but effectively controls such entity, are consolidated within the financial statements. The accounting for companies or associations subject to joint control should be based on the guidance contained in International Accounting Standard (IAS) No. 31, Interests in Joint Ventures, applied supplementally. As such, the assets, liabilities, revenues, costs and expenses of these types of entities are included in the financial statements using proportionate consolidation.

     Foreign currency translation of subsidiaries financial statements. The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15 "Foreign currency transactions and translation of financial statements of foreign operations" issued by the IMCP. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA's operations are presented in stockholders equity under the caption "Insufficiency from restatement of capital". For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

     (i) Assets and liabilities (monetary and non monetary)- Exchange rate in effect at the balance sheet date.

     (ii) Common stock- Exchange rate in effect at the date on which contributions were made.

     (iii) Retained earnings- The exchange rate in effect at the end of the year such amounts were generated.

     (iv) Revenues, costs and expenses- The ending exchange rate of the period reported.

     Financial statements comparative condensed - The financial statements at March 31, 2008 are nominated to nominal value, in accordance with NIF B-10 Effects of Inflation, the inflationary environment of the Company is non-inflationary environment, therefore the financial statements at March 31, 2007 are presented according to Interpretation of Financial Information Standards(INIF) Number 9 Reporting of financial statements comparative,, at constant mexican peso as of December 31, 2007, due to this period was the last financial statements wherein was recognized the effects of inflaction, in accordance with integral metod presented.

     The restatement factor which is based upon the National Consumer Price Index published for Banco de Mexico al December 31, 2007, and applied to financial statements at March 31, 2007 was 1.0375. Rate of inflation cumulative of three years is of the latest 11.14%

The consolidated balance sheet at March 31, 2007 and the consolidated income of operation for the period or three months ended at that date nominal value:


       CONSOLIDATED BALANCE SHEET CONDENSED At March 31, 2007 (Nominal value of thousands of mexican pesos)
                                                                            2007
                                                             (NO AUDITED)
                                                        -------------------
        CURRENT ASSETS                                  Ps.     18,082,542
        INVESTMENT IN CONCESSIONS                                9,086,957
        PROPERTY, PLANT AND EQUIPMENT                            1,301,818
        OTHER                                                    4,803,516
        CURRENT LIABILITIES                                    (10,380,340)
        NO CURRENT LIABILITIES                                  (8,370,425)
        STOCK HOLDERS EQUITY                                   (14,524,068)

       CONSOLIDATED INCOME OF OPERATIONS CONDENSED
       TRHEE MONTHS ENDED AT MARCH 31, 2007
       (Nominal value of thousands of mexican pesos)

                                                                            2007
                                                             (NO AUDITED)
                                                        ------------------
        TOTAL REVENUES                                  Ps.      4,713,023
        TOTAL COSTS                                              4,033,607
        GROSS PROFIT                                               679,416
        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES               422,943
        OPERATING INCOME                                           256,473
        OTHER (INCOME) COSTS - NET                                 (32,528)
        COMPRHENSIVE FINANCING COST                                131,718
        SHARE IN INCOME OF AFFILIATED COMPANIES                     (2,215)
        INCOME BEFORE INCOME TAXES                                 155,068
        INCOME TAXES                                                15,185
                                                                    ------
        CONSOLIDATED NET INCOME                         Ps.        139,883


     Income from operations is the result of subtracting cost of sales and general expenses from net sales. While NIF B-3, Statement of Income does not require inclusion of this line item in the consolidated statements of operations, it has been included for a better understanding of the Company's economic and financial performance

     Comprehensive income (loss) presented in the accompanying consolidated statements of changes in stockholders equity represents the Companys total activity during each year and is comprised of the net income (loss) for the year, plus other comprehensive income (loss) items for the same period which, in accordance with MFRS, are presented directly in stockholders equity without affecting the consolidated statements of operations. In 2008 and 2007, the other comprehensive income (loss) items consist of the insufficiency in restated stockholders equity, translation effects of foreign entities and the excess of the minimum additional liability for labor obligations, and are included in the caption Insufficiency from Restatement of Capital.

     Reclassifications - Certain headings of the financial statements for the period ended March 31, 2007, have been reclassified to conform to the presentation of the financial statements for the period ended March 31, 2008.


2. Significant events

     In September and October 2007, ICA made a global primary placement of 90 million shares for a total amount of Ps.5,087,246 (nominal value). 60% of these shares were placed with institutional investors abroad, through an offering that was registered under Rule 415 of the 1933 U.S. Securities Law, while the remaining 40% were placed on the Mexican market.

     In March 2008, ICA acquired 100% of the shares of Consorcio del Mayab, S.A. de C.V. (the "Mayab Consortium") for Ps. 870 million. The Mayab Consortium holds the consession for the upgrade, operation, convervation and maintenance of the
241.5 km highway between Kantunil and Cancun in the states of Yucatan and Quintana Roo, respectively, for thirty years.

     On June 30, 2005, a trust organized by our subsidiary TUCA issued and sold Ps.800 million (nominal value) in notes due 2022, exican Stock Exchange. The notes were prepaid with the proceeds of a new issuance of notes in the amount of Ps.1,250 million due 2033 issued and sold by a trust orgniazed by our subsidiary TUCA, which are listed on the Mexican Stock Exchange. The notes are recourse solely to the trust, which has been assigned the Acapulco Tunnel's tolls and toll collection rights.

     In April 2008, the Constructora de Proyectos Hidroelectricos, S.A. de C.V.
(CPH) consortium, in which ICA holds a 67% interest, closed the US$910 million long term financing for the La Yesca Hydroelectric Project with West LB New York Branch. The financing is secured by the collection rights of the contract. The proceeds from the financing will be used to pay the short term loan of US$80 million which has been used for the project start up, construction costs, interest payments, and transaction costs


3. Summary of significant accounting policies

a)      New Accounting Principles

     o NIF B-2, Statement of Cash Flows. This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company's cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or the indirect method.

     o NIF B-10, Effects of Inflation. This NIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders' equity and charged to current earnings of the period in which the originating item is realized. Accordingly, the potential effects of adopting NIF B-10 could include (i) no longer recognizing monetary gains and losses attributable to the effects of inflation on monetary assets and liabilities; (ii) cease to adjust the carrying value of non-monetary assets for inflation and currency variations; (iii) cease to re-express the results of prior periods (such that prior period results will continue to be expressed in constant pesos of December 31, 2007); (iv) no longer recalculate the results of foreign operations by applying the period end exchange rate to the inflation-adjusted local currency, but instead, use nominal local currency amounts and apply average exchange rates for the period; (v) cease to use inflation-adjusted assumptions in determining employee benefit obligations and instead use nominal discount rates and other assumptions.

     o NIF B-15, Translation of Foreign Currencies. NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency; and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

     o NIF D-3, Employee Benefits. This NIF includes current and deferred employee statutory profit-sharing, or PTU. Deferred PTU should be calculated using the same methodology established in NIF D-4. It also includes the career salary concept and the amortization period of most items is reduced to five years, as explained below:

     Items will be amortized over a five-year period, or less, if employees' remaining labor life is less than the:

     - Beginning balance of the transition liability for severance and retirement benefits

     - Beginning balance of past service cost and changes to the plan

     - Beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008

     - Beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a five-year period (net of the transition liability), with the option to fully amortize such item against the results of 2008.

     o NIF D-4, Income Taxes. This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions and requires that the cumulative ISR effect be reclassified to retained earnings, unless it is identified with some of the other comprehensive income items that have not been applied against current earnings.

     At the date of issuance of these consolidated financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.


     b) Accounting method for the treatment of the effects of inflation

     NIF B-10 Effects of inflation provides that the effects of inflation will no longer be recognized in financial statements, effective January 1, 2008, in a non inflationary environment. From now on, the recording of inflation effects will only be required in an environment where cumulative inflation over the three preceding years is equal to or greater than 26%. As a result of this change, the amounts for the first quarter of 2008 are stated in nominal pesos

     Recognition of effects of inflation resulted primarily gains and losses for inflation efects in monetary and no monetary items, presented at the financial statements as follows:

     Excess (insufficiency) from restatement of capital - At December 31, 2007 this item reflected the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

     (Gain) loss from monetary position - This item reflected the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect was presented in the consolidated statement of operations for the year, as part of comprehensive financing cost, except in those cases in which it is capitalized.

     c) Cash equivalents

     Cash equivalents are stated at acquisition cost plus accrued interest. Cash equivalents consist primarily of term deposits with original maturities of 90 days or less. Those cash equivalents whose availability is greater than one year (i.e. held in trust for a specific purpose) are presented as long-term restricted cash and cash equivalents. Cash and cash equivalents subject to restrictions or intended for a specific purpose are presented separately under current or noncurrent assets, as the case may be

     At March 31, 2008 and 2007, trusts have been created to administer the amounts received from tolls and other related services generated by the Corredor Sur, the Acapulco Tunnel and the Irapuato-La Piedad Concession, which guarantee and are primarily utilized to pay the debt contracted and the maintenance of the concessions; at March 31, 2008 and 2007, the amounts designated for those concepts are Ps. 1,132,646 (unaudited) and Ps.433,393,(unaudited) respectively, for the current portion; and for the non-current portion for Corredor Sur and Irapuato La Piedad of Ps.33,682 (unadited) and Ps.5,137 (unadited) in 2008 and 2007 respectively. Also as of March 31, 2008 and 2007, Aeroinvest maintains Ps.41,099 (unaudited) and Ps.120,140 (unaudited), respectively, in the current portion and Ps.217,455 (unaudited) and Ps.170,324 (unaudited), respectively, in the non-current portion for the services of the debt contracted.

     d) Construction Inventories

     Inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value.

     e) Real estate inventories

     The development costs for low-income housing are stated at the acquisition value of the land, the respective improvements and conditioning, permits and licenses, labor costs, materials and direct and indirect expenses. Through December 2007, were restated by the specific cost method, which used net replacement values that are similar to market values and are determined based on appraisals conducted by recognized firms of independent experts.

     At March 31, 2008 and 2007, the real estate inventories short term the ammounts are Ps. 1,726,467 (unadited) and Ps. 1,359,921 (unadited), respectively.

     Land to be developed over a period of more than 12 months is classified under noncurrent assets, recorded at its acquisition cost and restated by applying factors derived from the NCPI.

     Real estate inventories will be developed over a period of more than 12 months as of March 31, 2008 and 2007 are Ps. 1406567 (unadited) and Ps. 748,420 (unaudited) respectively, included in investments in concessions and other.

     f) Property, Plant and Equipment

     Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Property, plant and equipment and related depreciation of foreign origin from Mexican subsidiaries were restated by means of a specific index, which used the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and were then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

     Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. Depreciation begins when the operation asset initiated, and the useful lives are as folows: Buildings: 20 to 50, Machinery and equipment: 4 to 10 and Office furniture, equipment and vehicles 4 to 7

     Financing costs incurred during the construction and installation of buildings and machinery and equipment were capitalized and adjusted for inflation as measured by the NCPI.

     IFRIC 12, Agreements for service concessions - Beginning January 1, 2007, for recording and valuing concession contracts the Company early adopted and uses Interpretation No. 12 issued by the International Financial Reporting Interpretations Committee, which is mandatory under MFRS beginning January 1, 2008. This interpretation deals with the accounting by private sector operators involved in supplying infrastructure assets and services to the public sector, classifying the investment as financial asset, intangible assets or a combination of both.

     A financial asset results when an operator constructs or makes improvements to the infrastructure, in which the operator has an unconditional right to receive a specific amount of cash or other financial asset during the contract term. As of March 31, 2008 and 2007 are included in these intermediate financial statements, financial assets for Ps. 116,320 (unadited) and Ps. 9,418 (unadited), respectively, in other receivables of current assets, and no current assets Ps. 994,818 (unadited) and Ps. 779,217 (unadited), respectively, in long term other receivables.

     An intangible asset results when the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction is terminated, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent. As of March 31, 2008 and 2007 are included in these intermediate financial statements, intangible assets for Ps. 11,127,739 (unadited) and Ps. 9,335,031 (unadited), respectively, presented in investment in concessions and other.

     Both a financial asset and an intangible asset may result when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset. This IFRIC establishes that for both the financial asset and the intangible asset, the revenues and costs related to the construction or the improvements are recognized in revenues during the construction phase.

       Investment in Affiliated Companies-- Investments in companies in which ICA has significant influence, but does not have control are accounted for using the equity method, which included cost plus the Company's equity in undistributed earnings (loss).

     Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, Impairment in the Value of Long-Lived Assets and their Disposal (Bulletin C-15). If there is any indication that restated values exceed the respective recovery values, assets are valued at this recovery value by affecting the results of the year in which this difference arises. The recovery value is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The mechanism used to calculate the recovery value considers the particular circumstances of concessions, machinery, equipment and intangible goods. In the case of concessions, revenue projections consider the projection of the vehicle appraisal percentage guarantee and utilize assumptions and estimates concerning the growth of the population and perimetral economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.

(g)      Other Assets

     Other assets mainly consist of expenses related to uncompleted construction contracts and bank commissions and fees, which are recorded at historical cost and amortized over the life of the construction contract or the estimated useful life of the asset. Additionally this line item includes the excess of the cost over the fair value of the investment in affiliated companies, which is not amortized and is subject to impairment tests. As of December 31, 2007 these assets were restated by applying factors derived from the NPCI.


     h)  Business Acquisitions

     All business acquisitions, including those involving associated companies, are initially recognized and valued using the purchase method, which includes assigning the purchase price, represented by cash delivered or its fair value equivalent, to the fair value of the assets received and liabilities assumed. When appropriate, either goodwill or an extraordinary gain will be recognized for the difference between the purchase price and the adjusted fair value of the assets received and the liabilities assumed.

     i) Provisions

     Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. When a current obligation may result in the use of resources, this situation is disclosed in the notes to the financial statements. However, no disclosure is recorded in the financial statements if the likelihood of this disbursement is remote.

     j) Operating Cycle

     Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

     k) Accounting for construction contracts

     Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues and are recorded in the same period in which the revisions are determined.

     For the use of percentage-of-completion method they are due to fulfill among others with the following requirements (i) the contract must clearly specify the legal rights related to the goods or services to be provided and to be received by the parts, the work to be interchanged and the form and terms of the agreement; (ii) the legal and economic right of the Company to receive the payment for the work performed as the contract is executed; (iii) one hopes that the buyer and salesman satisfy their contractual obligations; and (iv) that based on the construction budget and contract, the total amount of revenue, the total cost to be incurred and the estimated profit can be determined.

     The income recognized with base in the pending work advance to certify appear as it builds executed no registered. The administration periodically evaluates the reasoning of its accounts to receive. In the cases where indications of difficulty in their recovery exist, additional reserves for accounts of doubtful collection are constituted affecting the results of the exercise in which they are determined. The estimation of this reserve is based on the best judgment of the company considering the circumstances at the moment of its determination.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non completed contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred for project development is included in the contract costs.

     l) Accounting for Real Estate Sales

     The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected. In those cases in which recovery appears to be unlikely, the Company creates additional allowances for doubtful accounts, which are applied to the results of the year in which such amounts are determined.

     m) Accounting for Low Income Housing Sales

     Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

     n) Sales and Other Revenues

     Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

     o) Excess of the cost over the fair value

     The excess of the cost over the fair value of the investment in affiliated companies, which is not amortized and is subject to impairment tests, and is restated by applying factor derived from the NPCI.

     p) Post-Retirement Benefit Plans

     Seniority premiums and pension plans, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Companys employees.

     q) Maintenance and Repair Expenses

     Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

        r) Statutory employee profit sharing

     Statutory employee profit sharing (PTU) is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of operations. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

     s) Income Taxes

     The Company files a consolidated tax return, pursuant to the tax laws of Mexico.

     The provision for income tax is determined according to Bulletin D-4, Accounting Treatment of Income Tax, Tax on Assets and Statutory Employee Profit-Sharing.

     Beginning in October 2007, to determine the provision for deferred income taxes, the Company must determine if based on financial projections, it will pay ISR or IETU and accordingly, the Company recognizes deferred income taxes based on the tax it will pay. Deferred income tax assets and liabilities are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards and unused tax credits. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits. The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is reflected in the statement of operations. The calculation and recognition of deferred taxes and the recognition of asset tax requires the use of estimates that could be affected by the amount of future taxable income, the assumptions considered by management and the results of operations. A deferred income tax asset is only recognized when there is a high probability that it can be recovered, periodically evaluating the probability based on the historical taxable results and the estimation of future taxable revenues. A valuation allowance is recorded for any deferred tax asset for which realizability is unlikely. The assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Company's financial position and results of operations.

     Tax on assets paid and tax on assets that may be carried forward from previous years, that are expected to be recoverable, are recorded as an advance payment at estimated recoverable value at the date of the financial statements and are included in the balance sheet as a deferred tax asset.

     t) Derivative financial instruments

     The Company values all derivatives at fair value, regardless of the purpose for holding them. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies supported by sufficient and reliable information. Fair value is recognized on the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed.

     When the transactions comply with all hedging requirements, the Company designates the derivatives as a hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivative and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portion is temporarily recognized in comprehensive income within stockholders' equity and is subsequently reclassified to results at the same time that they are affected by the item being hedged; the ineffective portion is recognized immediately in results of the period.

     Certain derivative financial instruments, although contracted for hedging purposes from an economic viewpoint, because they do not comply with all the requirements established in applicable regulations, have been designated as trading derivatives for accounting purposes. The fluctuation in fair value on these derivatives is recognized in results of the period.

     To finance its projects the Company obtains financing under different conditions; when such financing is at a variable rate, to reduce its exposure to volatility risks, the Company contracts derivative financial instruments, in this case swaps, which convert its interest rate from variable to fixed and, occasionally, options which establish a maximum limit to the variable rate. When it performs transactions which represent additional risks in a currency other than its functional currency, it contracts exchange-rate options which enable it to reduce its exposure to foreign currency risks.

     u) Foreign Currency Transactions

     Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations, except for those cases in which they can be capitalized.

     v) Concentration of Credit Risk

     Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, Construction Instruments) and other receivables. The Company considers that the potential credit risk related to Construction Instruments is adequately mitigated because the construction projects in which it participates generally involve customers of recognized solvency. Additionally, if the Company experiences collection difficulties as the project advances, it normally suspends work until obtaining assurance with regard to the payment situation. The Company is usually subject to a balance aging of between 30 and 60 days for work performed but not previously estimated in unfinished contracts. However, it creates additional allowances for doubtful accounts when there are indications that an account may not be recovered.

     Other accounts receivable are comprised of receivables from associated companies and notes receivable. The Company believes that these amounts do not represent a significant concentration of credit risk.

     w) Earnings (loss) per share

     Basic earnings (loss) per share is computed by dividing income (loss) of majority interest available to common stockholders by the weighted average number of common shares outstanding during the year.


     4. Financing Cost

                                                       MARCH 31, 2008
                                   ------------------------------------------------
                                                                           INCOME
                                          TOTAL           CAPITALIZED       (LOST)
                                   ------------------------------------------------
        Interest Expense ....           Ps.   173,517    Ps.    39,490    Ps.   213,007
        Interest Income .....                (141,010)          (1,541)        (142,551)
        Exchange Gain .......                  59,691           (7,598)          52,093
                                               ------           ------           ------
                TOTAL .......           Ps.    92,198    Ps.    30,351    Ps.   122,549



                                                       MARCH 31, 2007
                                   ------------------------------------------------
                                                                           INCOME
                                          TOTAL           CAPITALIZED       (LOST)
                                   ------------------------------------------------
<
        Interest Expense ....           Ps.   290,022                     Ps.   290,022
        Interest Income .....                (110,807)          -              (110,807)
        Exchange Gain .......                 (74,456)          -               (74,456)
        Loss (gain) monetary
         posession ..........                  30,555           -                30,555
                                              -------                           -------
               TOTAL ........           Ps.   135,314           -         Ps.   135,314


     5. Extraordinary items (n/a)



     6. Effects at the beginning of the period for changes in accounting principles



     7. MONTHLY NET RESULTS (HISTORICAL AND RESTATED)

                                                                                        Restated
                     Monthly net     Cumulative    Ending         Beginning              monthly
Month                   results     net results    factor           factor            net result
------------------------------------------------------------------------------------------------
2007
-----------------
APRIL ...........       27,337         27,337      1.0277          0.9996                28,094
MAY .............       43,331         70,668      1.0328          0.9951                44,892
JUNE ............       42,320        112,988      1.0311          1.0016                43,516
JULY ............       45,725        158,713      1.0272          1.0038                46,528
AUGUST ..........       36,526        195,239      1.0228          1.0042                36,660
SEPTEMER ........       51,294        246,533      1.0209          1.0019                51,995
OCTOBER .........      (50,775)       195,758      1.0112          1.0096              (53,735)
NOVEMBER ........      (99,152)        96,606      1.0041          1.0071             (100,948)
DECEMBER ........   (1,014,097)      (917,491)     1.0000          1.0041           (1,014,493)
2008
-----------------
JANUARY .........       (5,454)      (922,945)     1.0000          1.0000               (5,454)
FEBRUARY ........       14,724       (908,221)     1.0000          1.0000                14,724
MARCH ...........       19,113       (889,108)     1.0000          1.0000                19,113
                    ---------------------------------------------------------------------------
MAYORITARY NET RESULT LAST 12 MONTHS ....................................              (889,108)
                                                                                      ==========

     8. BUSINESS SEGMENT DATA

     For management purposes, the Company is organized into five major operating divisions, which are: civil construction, industrial construction, Rodio, real estate and housing development and infrastructure operations. The divisions are the basis on which the Company reports its primary segment information. The principal products for each of the operating segments are summarized below by the periods of nine months ended March 31, 2008 and 2007:

-----------------------------------------------------------------------------------------------------------------------------------
THOUSAND PESOS MARCH-2008           CIVIL   INDUSTRIAL      KRONSA        TOTAL
       CONCEPT                      CONST.      CONST.       RODIO     CONSTRUC    HOUSING    INFRAESTR.       OTHER      CONSOL.
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES                         1,877,607  2,068,085       449,761   4,395,453    408,075    1,337,972        91,615    6,233,115
INTERSEGMENTS REVENUES
 AND OTHER                         113,850    154,110        31,135     299,095                 576,808       136,396    1,012,299
EXTERNAL REVENUES                1,763,757  1,913,975       418,626   4,096,358    408,075      761,164       (44,781)   5,220,816
OPERATING INCOME                    21,490     71,143         7,285      99,918     16,116      314,018       (41,053)     388,999
SEGMENT ASSETS                   8,937,869  4,245,428     1,294,498  14,477,795  4,154,446   24,682,447      (657,859)  42,656,829
CAPITAL EXPENDITURES                68,114      6,888        10,744      85,746     11,241    2,189,725         3,045    2,289,757
DEPRECIATION AND
AMORTIZATION                        28,405     15,827        16,418      60,650      4,823      131,141         2,946      199,560


-----------------------------------------------------------------------------------------------------------------------------------
THOUSAND PESOS DEC-2006             CIVIL    INDUSTRIAL     KRONSA       TOTAL
       CONCEPT                      CONST.       CONST.      RODIO     CONSTRUC   HOUSING     INFRAESTR.       OTHER       CONSOL.
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES                         1,923,664  1,846,169       368,517   4,138,351    350,075      838,132       109,421  5,435,978
INTERSEGMENT REVENUES
 AND OTHER                         123,719    103,236        (1,169)    225,786     (1,522)     248,539       121,487    594,290
EXTERNAL REVENUES                1,799,946  1,742,933       369,686   3,912,565    351,598      589,593      (12,067)  4,841,689
OPERATING INCOME                    25,671     13,506         2,753      41,930     17,630      225,062      (21,148)    263,474
SEGMENT ASSETS                  12,090,665  3,991,092     1,157,712  17,239,469  2,671,523   14,667,571     (395,328) 34,183,235
CAPITAL EXPENDITURES               114,698      5,807        24,786     145,291     15,470      192,473         1,832    355,066
DEPRECIATION AND
 AMORTIZATION                       25,488     14,136        20,966      60,590      2,431      106,697        12,362    182,080
-----------------------------------------------------------------------------------------------------------------------------------



     9. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

     The Company has an American Depositary Receipts program (ADRs), which is effective. Organized markets with their respective countries are as follows:
Mexican Stock Exchange MEXICO, New York Stock Exchange USA and Seaq International of the International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd.

     An only one-share series exist, incorporated to the program. Shares ratio per ADR is 4 to 1. Number of shares subscribed to the program and percentage from common stock at March 31, 2008 are as follows:

        Originally:.......   2,395,833
        Now :.... ........   9,114,656
        Percentage: ......         7.3%

     The Guardian institution or bank for CPO'S is Banamex. The Guardian institution or bank, for ADR'S is Bank of New York.

     When Mexican NIF Series A went into effect on January 1, 2006, which represents the Conceptual Framework described in Note 2, some of its provisions created divergence with specific MFRS already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No. 3), Initial Application of MFRS, establishing, that provisions set forth in specific MFRS that have not been amended should be followed until their adaptation to the Conceptual Framework is complete. For example, in 2006, revenues, costs and expenses were not required to be classified as ordinary and non-ordinary in the statement of income and other comprehensive income items in the statement of stockholders' equity were not required to be reclassified into the statement of income at the time net assets that gave rise to them were realized.